Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Operation
Endurance Specialty Insurance Ltd.	Bermuda
Endurance U.S. Holdings Corp.	United States
Endurance Reinsurance Corporation of America	United States
Endurance American Insurance Company	United States